P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-1605
seth_ruderman@vanguard.com

February 20, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Trustees’ Equity Fund (the “Trust”)
File No. 811-02968
Post-Effective Amendment No. 81 – Vanguard Alternative Strategies Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on February 8, 2018, on the above referenced post-effective amendment.

Comment 1:	Principal Investment Strategies – Equity Index Futures
Comment:	Please confirm how much of the portfolio is expected to be allocated to equity index futures.

Response:	The Fund is expected to allocate its assets evenly among the six investment mandates, which would result in an allocation of approximately 17% of the Fund’s assets to equity index futures. That said, as stated in the prospectus, the adviser may increase or decrease a strategy’s weighting in the Fund to a level deemed appropriate to further the Fund’s investment objective.

Comment 2:	Principal Risks – Stock Market Risk
Comment:	Please correct the paragraph in the 485(b) filing as it appears to be cut off in the EDGAR version.

Response:	We have corrected the text for the typeset prospectus.

Comment 3:	Investing With Vanguard – Account Service Fee
Comment:	Please correct the sentence referring to employer-sponsored retirement plans in the
485(b) filing as it appears to be cut off in the EDGAR version.

Response:	We have corrected the text for the typeset prospectus.

Lisa N. Larkin, Esq.
February 20, 2018

Comment 4:	Related Performance
Comment:	Please confirm that the prospectus includes all accounts that are substantially similar to the Fund (“Related Accounts”).

Response:	We confirm that the Fund’s prospectus includes all Related Accounts.

Comment 5:	Related Performance
Comment:	Please add the following statement to the end of the first paragraph: “which, if applicable, may have adversely affected performance results.”

Response:	We will add the requested disclosure.

Comment 6:	Related Performance
Comment:	Please confirm that the expense ratio of the Related Account is equal to or higher than the expense ratio of the Fund.

Response:	We have confirmed that the expense ratio of the Related Account is higher than the expense ratio of the Fund.

Comment 7:	Related Performance
Comment:	Unlike the Related Account, please confirm that the Fund’s fees and expenses include custodial fees.

Response:	We confirm that that Fund’s fees and expenses include custodial fees.

Comment 8:	Related Performance
Comment:	Unlike the Related Account, please confirm that the Fund has records necessary to comply with Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers
Act”).

Response:	We confirm that the Fund maintains the records necessary to comply with Rule 204-
2(a)(16) of the Advisers Act.

Please contact me at (610) 669-8005 with any questions or comments regarding the above response.

Thank you.

Sincerely,

Seth Ruderman
Senior Counsel
The Vanguard Group, Inc.